The Sumitomo Trust & Banking Co., Lt[redacted]

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

07027140

September 18, 2007

RECEIVED
SEP 20 2007
182

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Obtaining of the Business License of SBI Sumishin Net Bank, Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

September 18, 2007

SBI Sumishin Net Bank, Ltd.
The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

Obtaining of the Business License of SBI Sumishin Net Bank, Ltd.

SBI Sumishin Net Bank, Ltd. (Net Bank) announced today that it has obtained the banking business license, and will commence its business on September 24, 2007.

<Outline of Net Bank>

(1) Company's name	SBI Sumishin Net Bank, Ltd.
(2) Representative	Yoshikazu Tanaka, CEO Katsuya Kawashima, COO
(3) Location of Head Office	Roppongi 1-6-1, Minatoku, Tokyo
(4) Capital	20 billion yen
(5) Shareholders	The Sumitomo Trust & Banking Co., Ltd. 50% SBI Holdings, Inc. 50%
(6) Commencement of business	September 24, 2007

SEC Mail Processing Section
RECEIVED
SEP 20 2007
Washington, DC
182

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

Corporate Communications Dept., SBI Holdings, Inc.
Telephone: +81-3-6229-0126, Fax: 81-3-3224-1970

END